UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04050838

RECD S.E.C.
NOV 2 6 2004
1086

November 22, 2004

William J. Donovan
Chief Financial Officer
Guardian Technologies International, Inc.
21351 Ridgetop Circle, Suite 300
Dulles, VA 20166

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/22/2004

Re: Guardian Technologies International, Inc.
Incoming letter dated November 18, 2004

Dear Mr. Donovan:

This is in response to your letter dated November 18, 2004 concerning the shareholder proposals submitted to Guardian by Difference Engines Corporation. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Walter Ludwig
907 Prospect Avenue
Takoma Park, MD 20912

873198

Guardian TECHNOLOGIES

November 18, 2004

By Hand Delivery
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Guardian Technologies International, Inc.
Request for Exclusion from its Proxy Materials of
Shareholder Proposals by Difference Engines Corporation Under Rule 14a-8

Ladies and Gentlemen:

Guardian Technologies International, Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), to inform the Securities and Exchange Commission (the "Commission") of its intention to exclude certain stockholder proposals (the "Proposals") of Difference Engines Corporation from its proxy statement and form of proxy for the Company's 2004 annual meeting of stockholders. The Company hereby requests the staff of the Commission not recommend any enforcement action be taken if the Company excludes the Proposals from its 2004 proxy materials for the reasons set forth below. A copy of the Proposals is attached hereto as Exhibit A and a copy of the Company's response letter to the proponent is attached hereto as Exhibit B which advised the proponent of the reasons the Proposals did not comply with the requirements of the Act. A copy of the Company's response letter was sent to Difference Engines Corporation by Federal Express, priority overnight delivery, on November 18, 2004.

The Company believes that the Proposals may be omitted from the Company's proxy materials for its 2004 annual meeting because the Proposals were not submitted in a timely manner pursuant to Rule 14a-(8)(e)(2) under the Act. The proxy statement for the 2004 annual meeting was first released on November 1, 2004. The Company received the Proposals on November 17, 2004, seven days before the date of the Company's annual meeting, which has been scheduled for November 23, 2004.

21351 Ridgetop Circle, Suite 300
Dulles, VA 20166
703-654-6000

The Company did not hold an annual meeting during 2003. However, it conducted a special meeting on February 14, 2004, in lieu of its 2003 annual meeting. Pursuant to Rule 14a-8(e)(2) under the Act, the deadline for submitting a stockholder proposal for an annual meeting other than a regularly scheduled annual meeting is "a reasonable time before the company begins to print and mail its proxy materials." In accordance with Rule 14a-8(e)(1), the Company disclosed under Item 5 of its Quarterly Report on Form 10-QSB (File No. 0-28238) for the quarter ended June 30, 2004, that the deadline for submitting stockholder proposals for the Company's 2004 annual meeting (originally scheduled for November 17, 2004) was August 16, 2004.

In view of the fact that the Proposals were received at the Company's principal executive offices on November 17, 2004, seven days before the date of the annual meeting, the Company believes that they were not submitted a reasonable time before the Company printed or mailed its proxy materials or otherwise on a timely basis in accordance with Rule 14a-8(e) and may be properly excluded from the Company's 2004 proxy materials. (See, e.g., *Sara Lee Corporation*, (October 29, 2004); and *Walgreen Co.*(October 8, 2004).)

In addition to the foregoing, the Proposals may be excluded because the proponent does not meet the eligibility requirements of Rule 14a-8(b) with regard to the submission of proposals for the Company's 2004 annual meeting. Rule 14a-8(b) requires that the proponent has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal."

As stated by the staff of the Commission, there are several ways to determine whether a stockholder has owned the minimum amount of company securities entitled to be voted at a meeting of stockholders required under Rule 14a-8(b) and that, if the stockholder appears in the company's records as a registered holder, the company can verify the stockholder's eligibility independently. (*See Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.c* (July 13, 2001)). Based upon the Company's written records and the records of the Company's transfer agent, Difference Engines Corporation did not become a registered holder of the Company's common stock until December 19, 2003. Moreover, the proponent has not otherwise separately established its eligibility under Rule 14a-8(b) to submit a stockholder proposal for inclusion in Guardian's proxy materials for its 2004 annual meeting in the manner provided for in such rule by furnishing to the Company any written or other documentary evidence that it has owned securities of the Company continuously for the one year period. The staff of the Commission has stated that, in the event the stockholder is not a registered holder, the stockholder is responsible for proving his or her eligibility to submit a proposal to a company and "must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal." (*Id.*) Accordingly, the Company believes that Difference Engines Corporation has not satisfied the one year holding period eligibility requirement set forth in Rule 14a-8(b) with regard to the submission of a stockholder proposal for the Company's 2004 annual meeting. We note that the staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). (*See, e.g., Transocean Inc.* (March 7, 2003); and *Lucent Technologies Inc.* (October 29, 2004).)

For the reasons discussed in this letter, the Company respectfully requests that the staff of the Commission concur that no enforcement action will be recommended to the Commission if the Company excludes the Proposals from its proxy materials for the Company's 2004 annual meeting of stockholders. Also, based on the foregoing, the Company respectfully requests that the staff of the Commission waive compliance with the 80-day requirement of Rule 14a-8(j)(1) under the Act.

In accordance with Rule 14a-8(j) under the Act, six copies of this letter and its attachments are enclosed. In addition, we are forwarding a copy of this letter to the proponent. Please acknowledge receipt of this letter by date-stamping the attached acknowledgement copy of this letter and returning it to the undersigned in the self addressed pre-paid envelope provided.

If you have any question regarding the foregoing or require any additional information, please feel free to contact the undersigned at (703) 654-6091. Our facsimile number is (703) 654-6005.

Respectfully submitted,

William J. Donovan
Chief Financial Officer

28100059.133

EXHIBIT A

Walter Ludwig
907 Prospect Avenue
Takoma Park, MD 20912

November 16, 2004

Michael Trudnak
President and Chief Executive Officer
Guardian Technologies International Inc.
12351 Ridgetop Circle, Suite 300
Dulles, VA 20166

Dear Mike:

I received the tardy mailing of the proxy package to Difference Engines this afternoon.

Be advised that I will attend the annual meeting as Difference Engines' designated representative.

Because both the re-mailed package (postmarked 11/15/04) and the original package (postmarked 11/8/04) were mailed with less than 70 days notice of the meeting, and because each were mailed within the 10-day rule, Difference Engines requests that the following shareholder proposals be placed on the agenda:

Shareholder Proposal 1

That the By-Laws and other relevant documents be amended to compel management to disclose to shareholders:

1) Within 30 days of any filing of a lawsuit by the Company and retroactively to June 30, 2004, the particulars of each such lawsuit, the interests of the Company that management feels are furthered by each such lawsuit, a statement detailing how each such lawsuit furthers the strategy of the Company, and an estimate of potential costs to the Company of pursuing the lawsuit.
2) Each 30 days following the initial disclosure, a summary of the progress of such lawsuit, and a summary of the costs incurred to date.

Shareholder Proposal 2

That within 30 days, management be compelled to hire counsel to manage the Company's securities work separate from its litigation work and all other legal matters, so as to avoid conflict.

Look forward to seeing you next Tuesday.

Best regards,

EXHIBIT B

Guardian TECHNOLOGIES

November 18, 2004

<u>By Federal Express, Priority Overnight Delivery</u>
Mr. Walter Ludwig
Difference Engines Corporation
907 Prospect Avenue
Takoma Park, Maryland 20912

Dear Mr. Ludwig:

Thank you for your letter, dated November 16, 2004, submitting certain stockholder proposals on behalf of Difference Engines Corporation. Your letter was received by us on November 17, 2004. Your letter sets forth a request to include three stockholder proposals on the agenda, without specifying the stockholders' meeting to which the proposals relate.

Pursuant to Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, as amended (the "Act"), a stockholder proposal submitted for inclusion in Guardian Technologies International, Inc.'s proxy statement or included in the proxy card for an annual stockholders meeting must be received "a reasonable time before the company begins to print and mail its proxy materials." As disclosed in Guardian's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, the deadline established by Guardian in accordance with Rule 14a-8(e)(1) for submission of stockholder proposals for consideration at the 2004 annual meeting was August 16, 2004. Guardian's proxy statement for its 2004 annual meeting was first released to stockholders on or about November 1, 2004.

In view of the foregoing, please be advised that since Guardian received Difference Engines Corporation's proposal seven days before the date of the 2004 annual meeting and after the August 16, 2004 deadline established for submission of stockholder proposals, the proposals were not submitted on a timely basis and will not be included in Guardian's proxy materials for the 2004 annual meeting.

In addition, Rule 14a-8(b) under the Act requires that, in order to be eligible to submit a proposal, Difference Engines Corporation must have continuously held at least $2,000 in market value, or 1%, of Guardian securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal and must continue to hold those securities through the date of the meeting. After careful review, our records and the records of our transfer agent show that Difference Engines Corporation became a stockholder of Guardian on December 19, 2003, and, accordingly, does not appear to have held securities entitled to be voted at the 2004 annual meeting for a period of one year prior to the date its proposal was submitted to Guardian. You have not otherwise furnished to Guardian any evidence of Difference Engines Corporation's eligibility to submit a stockholder proposal as required under Rule 14a-8(b). Difference Engines Corporation has not established, therefore, its eligibility to submit a proposal for the 2004 annual meeting of Guardian and its proposals may be excluded also on this basis.

Finally, we have been advised by our transfer agent that proxy materials for Guardian's 2004 annual meeting were deposited in the United States mail, postage prepaid, directed to Difference Engines Corporation at Difference Engines Corporation's address as it appears on the records of Guardian's transfer agent on or before November 8, 2004. Accordingly, Guardian provided timely notice of its 2004 annual stockholders meeting to Difference Engines Corporation in accordance with Guardian's bylaws and applicable Delaware law.

We enclose for your information a copy of Rule 14a-8 under the Act.

Very truly yours,

William J. Donovan
Chief Financial Officer

Enclosure
28100058.133

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1)

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to

violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or

stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement..

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's

statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Guardian Technologies International, Inc.
Incoming letter dated November 18, 2004

The proposals relate to litigation.

We note that it is unclear whether the submission includes proposals made under rule 14a-8 or proposals to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Guardian may exclude the submission under rule 14a-8(e)(2) because Guardian did not receive it a reasonable time before beginning to print and mail its proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Guardian omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Guardian relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel